    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 1996
                                                      REGISTRATION NO. 333-06277
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------



                           COSMETIC GROUP U.S.A., INC.
             (Exact name of registrant as specified in its charter)

         CALIFORNIA                                      95-4040591
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                        Identification No.)

       11312 PENROSE STREET, SUN VALLEY, CALIFORNIA 91352, (818) 767-2889
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                             ----------------------

      ALFRED E. BOOTH, JR., CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           COSMETIC GROUP U.S.A., INC.
       11312 PENROSE STREET, SUN VALLEY, CALIFORNIA 91352, (818) 767-2889
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:

                              DAVID R. EANDI, ESQ.
                              ERVIN, COHEN & JESSUP
                             9401 WILSHIRE BOULEVARD
                         BEVERLY HILLS, CALIFORNIA 90212
                                 (310) 273-6333

                             ----------------------

Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]______________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                             ----------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

===============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.





                 SUBJECT TO COMPLETION, DATED NOVEMBER 1, 1996


PROSPECTUS

                                1,374,732 SHARES

                           COSMETIC GROUP U.S.A., INC.

                                  COMMON STOCK

         This Prospectus relates to a shelf registration of an aggregate of 1,374,732 shares of the Common Stock of Cosmetic Group U.S.A., Inc. (the "Company") which are being offered for sale by certain selling shareholders (the "Selling Shareholders"). The shares offered hereby include 600,000 currently outstanding shares of Common Stock and 774,732 shares of Common Stock issuable upon the exercise of outstanding warrants (the "Warrants"). The 774,732 shares of Common Stock included in this Prospectus that are issuable upon the exercise of the Warrants consist of: (a) 44,732 shares of Common Stock issuable upon the exercise of Warrants at an exercise price of $1.95 per share at any time from August 16, 1996 to August 14, 2000 (the "August Placement Warrants"); (b) 600,000 shares of Common Stock issuable upon the exercise of Warrants at an exercise price of $3.75 per share at any time prior to September 30, 1997 (the "October Placement Warrants"); (c) 60,000 shares of Common Stock issuable upon the exercise of Warrants to purchase 60,000 units (the "Unit Warrants"), with each unit consisting of one share of Common Stock and one October Placement Warrant, at an exercise price of $2.70 per unit at any time from September 25, 1996 to September 30, 1998; (d) 60,000 shares of Common Stock issuable upon the exercise of the October Placement Warrants included in the Unit Warrants; and
(e) 10,000 shares of Common Stock issuable upon the exercise of Warrants at an exercise price of $2.60 per share at any time prior to July 5, 1999 (the "Consultant Warrants"). The exercise prices of, and the number of shares of Common Stock subject to, the Warrants are subject to adjustment in certain circumstances. See "Selling Shareholders and Plan of Distribution". The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

         This Prospectus relates only to resales by the Selling Shareholders of the shares of Common Stock issuable upon the exercise of the Warrants and does not cover sales or transfers of the Warrants. The Warrants may be transferred only in transactions which are registered under, or exempt from the registration provisions of, the Securities Act of 1933, as amended (the "Securities Act").


         The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "CUSA" and on the Boston Stock Exchange under the symbol "CGU". On October 28, 1996, the last sales price of the Common Stock, as reported on the Nasdaq SmallCap Market, was $1.25 per share.


                                ---------------

                 THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK.
                               SEE "RISK FACTORS".

                                ---------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

         The shares of Common Stock offered by the Selling Shareholders generally may be offered for sale from time to time in the over-the-counter market or on the Boston Stock Exchange in ordinary brokerage transactions at market prices prevailing at the time of sale or in negotiated transactions at prices related to prevailing market prices. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated prior to the sale. Any brokers or dealers participating in the offering of any such shares may be deemed to be "underwriters" within the meaning of the Securities Act, and the compensation received by them may be deemed to be underwriting commissions or discounts. See "Selling Shareholders and Plan of Distribution".

                The date of this Prospectus is          , 1996.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can be obtained from the Public Reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and on the World Wide Web at the Commission's Web site located at "http://www.sec.gov". The Company's Common Stock is traded on the Nasdaq SmallCap Market and the Boston Stock Exchange, and such reports and other information also can be inspected at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006 and at the office of the Boston Stock Exchange, One Boston Place, Boston, MA 02108.

         The Company has filed with the Commission a registration statement under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. Any interested parties may inspect the registration statement, without charge, at the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and any interested parties may obtain copies of all or any part of the registration statement from the Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents or portions of documents filed by the Company with the Commission are incorporated by reference into this Prospectus:

         1. The Company's Annual Report on Form 10-KSB for the year ended December 31, 1995.

         2. All other reports filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 1995, including the Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1996 and June 30, 1996 and the Company's Current Reports on Form 8-K dated February 5, 1996, March 26, 1996, May 10, 1996, July 16, 1996 and September 20,
                  1996.

         3. The description of the Company's Common Stock contained in its Registration Statement pursuant to Section 12 of the Exchange Act, as amended from time to time.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and made a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified, to constitute a part of this Prospectus.

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
         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any and all documents incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Requests should be directed to Mr. Frank McGarvey, Corporate Secretary, Cosmetic Group U.S.A., Inc., 11312 Penrose Street, Sun Valley, CA 91352, or by telephone at (818) 767- 2889.

                                   THE COMPANY

GENERAL

         The Company operates in two segments, contract manufacturing and the manufacture and sale of professional hair care products under the "Zegarelli" name. Through its contract manufacturing operations, the Company custom develops, formulates and manufactures a wide range of color cosmetics and other personal care products for customers that market products for sale under their own brand names. Products are manufactured both from formulas developed by the Company and proprietary formulas owned by the Company's customers. The Company's contract manufacturing operations consist of the manufacture of products in three principal categories: color cosmetics and fragrances, creams and lotions and hair care products. As part of the Company's efforts to expand its product offerings, the Company upgraded its in-house capacity to manufacture powder-based cosmetics and creams and lotions during 1993 and completed the installation of a high capacity system for the manufacture of hair care products and creams and lotions in February 1994.

         Contract manufacturers, such as the Company, formulate and manufacture cosmetics and other personal care products for companies that market products for sale at the retail level under their own brand names. Customers for contract manufacturers range from marketers of personal care products that lack manufacturing capabilities to marketers that manufacture a significant portion of their personal care products. Companies with manufacturing capabilities utilize services of contract manufacturers as a result of internal decisions not to devote manufacturing resources to certain product lines, due to the size of the product run or the nature of the manufacturing process, or in response to scheduling needs or a lack of sufficient manufacturing capacity. Although these customers eventually may bring in-house the production of products manufactured for them by contract manufacturers, it is the Company's experience that many manufacturers and distributors of cosmetics and other personal care products utilize the services of contract manufacturers on a regular basis and that the relationships established in filling specific product orders can lead to orders for additional products in the future.

         In addition to its operations as a contract manufacturer, in 1994, the Company developed with Arnold Zegarelli, a professional hair designer, a line of professional hair care products which are manufactured by the Company and marketed to beauty salons and hair care professionals under the Zegarelli name. The line includes shampoos, conditioners and styling and finishing products. The Company has entered into a license agreement with a corporation owned by Mr. Zegarelli which grants to the Company an exclusive, non-transferable license to use the Zegarelli name in connection with the manufacture and sale of hair care and other personal care products. The Company also has entered into a distribution agreement with Sally Beauty Company, Inc. ("Sally"), a subsidiary of Alberto-Culver Co., which grants to Sally the exclusive right to distribute the Zegarelli product line in the United States through beauty supply stores for sale to salons and professional hairdressers. The Company also uses independent distributors to sell the Zegarelli product line directly to larger salons and salon chains, and, in connection therewith, the Company generally expects to repurchase products from Sally for sale to its independent distributors and to use warehouse and shipping services provided by Sally. Sales of the

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
Zegarelli product line to Sally commenced in the second quarter of 1995, and sales to independent distributors commenced in the third quarter of 1995.

         The Company's efforts during 1995 with respect to its Zegarelli product line primarily focused on introducing the product line to the professional hair care industry through participation in trade shows and other promotional and marketing activities and on seeking to establish relationships with independent distributors. The Company also expended a significant effort in 1995 in developing the sales programs, sales aids and other promotional materials that the Company believes are necessary to establish relationships with independent distributors and promote salon sales. The Company believes that it now has in place the promotional materials and programs that are required to support its marketing efforts.

         The current sales levels of the Zegarelli line are not sufficient to cover the related costs and expenses. The Company's ability to increase sales of the Zegarelli line to the level necessary to meet ongoing costs and expenses is dependent upon an expansion of the Company's distribution network and increased market acceptance of the product line. There can be no assurance that the Company will be able to successfully establish and maintain the necessary distribution network for its Zegarelli product line or otherwise successfully compete in the professional hair care products market. See "Risk Factors Competition; Introduction of Zegarelli Product Line" and "Risk Factors - Reliance on Independent Distributors".

         The Company is the product of a reorganization of two previously unaffiliated companies, Cosmetic Group USA, Inc. ("CUSA") and K7 Capital Corporation ("K7"). Unless the context indicates otherwise, as used in this Prospectus, the term the "Company" refers to the operations of CUSA prior to and following the reorganization of CUSA and K7. The Company is a California corporation, its executive offices and manufacturing facilities are located at 11312 Penrose Street, Sun Valley, CA 91352, and its telephone number is (818) 767-2889.

RECENT DEVELOPMENTS

         Settlement of Watkins Litigation. The Company was a defendant in a lawsuit filed on March 22, 1996 in the United States District Court for the District of Minnesota by Watkins Incorporated, a Minnesota corporation ("Watkins"). The complaint alleged that a portion of a product delivered by the Company to Watkins was defective and sought incidental and consequential damages in an unspecified amount and reimbursement of certain fees and expenses. On October 7, 1996, the Company and Watkins settled the litigation in consideration of the payment by the Company to Watkins of the sum of $100,000, payable in installments on or before December 1, 1996, and the issuance by the Company to Watkins of 100,000 shares of the Company's Common Stock, in exchange for which Watkins agreed to dismiss the litigation with prejudice.
The Company will record an expense of approximately $250,000 in the third quarter of 1996 in connection with the settlement of the litigation, of which $100,000 is attributable to the cash payment, $122,500 is attributable to the value of the shares of Common Stock issuable to Watkins and the balance is attributable to certain fees and expenses incurred in connection with the settlement of the litigation.

         Private Placement of Convertible Notes. In September 1996, the Company commenced a private placement of $500,000 principal amount of its 10% Subordinated Convertible Notes (the "Convertible Notes"). The Convertible Notes bear interest at the rate of 10% per annum, payable semi-annually, and the principal amount of the Convertible Notes is due and payable in September 1999. The indebtedness evidenced by the Convertible Notes is subordinated in right of payment to all indebtedness of the Company unless such indebtedness expressly provides that it is not senior to the Convertible Notes or is subordinated to all indebtedness of the Company. The Convertible Notes are convertible into shares of Common Stock at the rate of $2.00 per share of Common Stock. The conversion rate is subject to


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

adjustment in the event of any stock dividends, stock splits, recapitalizations or similar transactions, upon the issuance of shares of Common Stock, or certain rights or warrants to acquire shares of Common Stock, at a price which is less than $2.00 per share and upon the distribution by the Company to all holders of its Common Stock of evidences of its indebtedness or assets (excluding dividends paid in cash out of legally available funds).


         On September 20, 1996, the Company sold $300,000 principal amount of Convertible Notes to Third Century II. Eric Nickerson, a director of the Company, is the general partner of Third Century II and has discretionary authority with respect to the voting and disposition of the securities owned by such entity. No assurances can be given that the placement of the remaining Convertible Notes will be successfully completed. The net proceeds from the placement will be used to fund the cash portion of the settlement payable in the Watkins litigation and for working capital and other general corporate purposes. The issuance of $300,000 principal amount of Convertible Notes will result in an increase of $30,000 in the Company's annual interest expense; if the placement of the remaining $200,000 principal amount of Convertible Notes is successfully completed, the Company's annual interest expense will increase by $50,000 in the aggregate.


                                  RISK FACTORS

         In addition to the other information contained in or incorporated by reference into this Prospectus, prospective investors should carefully consider the following factors relating to the business of the Company in evaluating an investment in the Common Stock.

DEPENDENCE ON CERTAIN CUSTOMERS

         During 1995, sales to the Company's three largest customers, Avon Products, Inc. ("Avon Products"), Victoria Jackson Cosmetics, Inc. ("Victoria Jackson") and Sally, accounted for approximately 39%, 22% and 13%, respectively, of net sales, and sales to the Company's four largest customers accounted for approximately 80% of net sales. During 1994, sales to the Company's largest customer, Avon Products, accounted for approximately 37% of net sales, and sales to the Company's four largest customers accounted for approximately 54% of net sales. With the exception of the Company's agreement with Sally, the Company does not have any long-term contractual relationships with any of its customers, nor are any of the Company's customers subject to any contractual provisions or other restrictions which preclude them from purchasing products from the Company's competitors. The loss of one or more significant customers, or a material reduction in the amount of orders placed by a significant customer, could have a material adverse effect on the Company's business and results of operations.

LIQUIDITY; RECENT CASH FLOW DEFICIENCIES

         The Company's working capital at December 31, 1995 was $1,891,000, a reduction of $52,000 from December 31, 1994, and was $1,947,000 at June 30, 1996. Operations resulted in a cash flow deficiency of $2,308,000 in 1995 and resulted in positive cash flow of $17,000 in the six months ended June 30, 1996. Working capital needs during 1995 were met by drawing on the Company's cash balance of $1,026,000 at December 31, 1994 and from the proceeds of two private placements of equity securities completed by the Company in 1995. In the first placement (conducted between March 1995 and August 1995) (the "August Placement"), the Company received approximately $896,000 in proceeds (net of commissions) from the sale of 642,320 shares of Common Stock at a purchase price of $1.50 per share. In the second placement (completed in October 1995) (the "October Placement"), the Company received approximately $1,255,000 in proceeds (net of commissions) from the sale of 600,000 units at a purchase price of $2.25 per unit. Each unit consists of one share of Common Stock and one October Placement Warrant. The shares of Common Stock offered by this Prospectus include the 600,000 shares of Common Stock included in the units sold in the October Placement, the 600,000 shares of Common Stock issuable


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
upon the exercise of the October Placement Warrants included in such units and 164,732 shares of Common Stock issuable upon the exercise of Warrants issued to placement agents in the August and October Placements. In addition to commissions, the Company incurred an aggregate of approximately $177,000 in expenses in connection with the August Placement and the October Placement.

         In order to supplement its working capital and the available borrowings under its accounts receivable facility (which has a maximum availability of $1.0 million), in September 1996, the Company commenced the private placement of $500,000 principal amount of Convertible Notes. See "The Company - Recent Developments". The Company believes that funds generated from operations, borrowings under its credit facilities and the proceeds from the private placement of the Convertible Notes (regardless of whether the sale of the remaining $200,000 principal amount of Convertible Notes is completed) will be sufficient to finance its working capital and capital expenditure requirements through the end of 1996. However, there can be no assurance that such funds will be sufficient or that the Company's operations will not result in cash flow deficiencies. In addition, in order to take advantage of business opportunities, the Company may consider raising additional funds from time to time through the private placement of debt or equity securities.

RECENT OPERATING RESULTS


         For 1995, the Company reported a net loss of $1,964,000, as compared to net income of $23,000 for 1994. The loss for 1995 is primarily attributable to start-up and operating expenses incurred in connection with the Zegarelli product line and an increase in cost of sales as a percentage of net sales. The increase in the cost of sales percentage is primarily attributable to the write-down of a product purchased as a finished product for resale by the Company, changes in the sales mix and the effect of special promotional offerings for the Zegarelli product line. For the six months ended June 30, 1996, the Company reported net income of $163,000, as compared to a net loss of $1,096,000 for the comparable period of the prior year. The improvement in operating results is primarily attributable to an increase in net sales and an improvement in the cost of sales percentage, the effects of which were partially offset by expenses incurred in connection with the Zegarelli product line and an increase in interest expense. The results of operations for the six months ended June 30, 1996 do not include expenses of approximately $250,000 incurred by the Company in connection with the settlement of the Watkins litigation, which will be recorded in the third quarter of 1996.


DEPENDENCE ON KEY EXECUTIVES

         The Company's business is substantially dependent on the efforts and abilities of Mr. Booth, its Chairman of the Board, President and Chief Executive Officer, and Judith E. Zegarelli, its Senior Vice President. The loss of the services of either of these executives could have a material adverse effect on the Company's business and results of operations. The Company currently is not a party to any employment agreements with Mr. Booth or Ms. Zegarelli. The Company maintains and is the beneficiary of term life insurance on the life of Mr. Booth in the amount of $1.0 million. There can be no assurance that the proceeds of such insurance will be sufficient to compensate the Company in the event of the death of Mr. Booth. The Company does not maintain any insurance against the loss of Mr. Booth's services as a result of disability or any other cause other than death, and the Company does not maintain any insurance on the life of Ms. Zegarelli or against the loss of her services.

VARIABILITY OF QUARTERLY RESULTS

         The Company's contract manufacturing segment generally manufactures products only in response to specific customer orders. Since orders from a small number of customers (which may change from period to period) typically account for a substantial portion of the Company's net sales in any period, the Company's net sales and operating results may fluctuate significantly from quarter to quarter depending upon the timing of customer orders and shipment dates. Therefore, year-to-year comparisons of quarterly

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
results may not be meaningful and quarterly results during the course of a year may not be indicative of the results that may be expected for the entire year.

COMPETITION; INTRODUCTION OF ZEGARELLI PRODUCT LINE

         The market for the contract manufacturing of cosmetics and other personal care products is highly competitive. The industry is characterized by a large number of small to medium-sized manufacturers who may operate on a national, regional or local scale. Most of the Company's competitors are larger and have greater financial and other resources than the Company. In addition to direct competition, the Company also faces indirect competition from present and potential customers who from time to time evaluate the "make or buy" decision of whether to manufacture a particular product or purchase the product from outside sources.

         The Company's Zegarelli hair care product line competes in the professional hair care products segment of the health and beauty aids industry. The market for professional hair care products also is highly competitive. Competitors include divisions or subsidiaries of large, nationally-known consumer products companies and small to medium-sized independent professional hair care companies. The Company's competitors generally have substantially greater resources and name recognition than the Company. The Company historically has operated as a contract manufacturer and has not manufactured products for sale under its own brand name, nor has the Company directly competed in the professional hair care products market. There can be no assurance that the Company will be able to successfully introduce its Zegarelli product line or otherwise successfully compete in the professional hair care products market.

RELIANCE ON INDEPENDENT DISTRIBUTORS


         The success of the Zegarelli product line will depend to a significant extent upon the Company's ability to establish and maintain a network of independent distributors. It is anticipated that all or substantially all of the Company's distributors will be multi-line distributors, i.e., distributors that will offer for sale both the Company's Zegarelli product line and products sold by competitors. Because many of the Company's competitors have substantially greater resources and name recognition than the Company, the Company's competitors may be able to provide greater incentives to independent distributors to sell their respective products rather than the Zegarelli product line. In addition, some distributors (in particular, larger distributors) may be reluctant to take on the Zegarelli product line for fear of jeopardizing their relationship with the Company's larger competitors. There can be no assurance that the Company will be successful in establishing and maintaining the required network of independent distributors. As of September 30, 1996, the Company has distribution agreements in place with 17 independent distributors requiring them to purchase a minimum amount of product (none of which are material to the operations of the Company).


SINGLE MANUFACTURING FACILITY

         The Company's manufacturing facilities are located in two adjacent buildings in Sun Valley, California, a suburb of Los Angeles located in the San Fernando Valley. The facilities are occupied pursuant to a lease which expires in January 2001 and provides for an option to renew for an additional three-year period. If the buildings were to suffer substantial damage, whether by reason of fire, earthquake or otherwise, such damage could disrupt the Company's manufacturing activities and other business operations and have a material adverse effect on the Company's business and results of operations. The Company maintains property insurance for its own tangible assets and the property of its customers in the amount of $5.0 million and business interruption insurance which provides coverage in the amount of

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
$3.0 million per claim and in the aggregate (determined annually). There can be no assurance that the proceeds of such insurance will be sufficient to compensate the Company in the event of any interruption of its business activities. The Company's property and business interruption insurance policies do not provide coverage against losses caused by earthquake or flood.

PRODUCT LIABILITY RISKS

         The sale of any product can expose the seller to product liability claims. Although no material product liability claims ever have been asserted against the Company, there can be no assurance that such claims will not arise in the future. The Company currently maintains product liability insurance which provides coverage in the amount of $1.0 million per occurrence, with an annual limit of $2.0 million. A product liability claim that results in a judgment or settlement in excess of the Company's insurance coverage could have a material adverse effect on the Company's business and results of operations.

GOVERNMENT REGULATION

         The Company's products and manufacturing operations are subject to regulation by federal and state governmental agencies and, in particular, by the United States Food and Drug Administration ("FDA"). The principal FDA regulations applicable to the Company generally pertain to the use of required ingredients, label contents and compliance with "Current Good Manufacturing Practices for Finished Pharmaceuticals". The Company believes that its products and manufacturing procedures comply in all material respects with existing regulations, and the Company never has been the subject of an FDA recall or other enforcement action by a governmental agency. The Company does not believe that existing regulations have had a material effect on its operations. There can be no assurance, however, that future FDA action, or other federal or state regulatory activity, would not be material to the operations of the Company.

CONTROL BY MANAGEMENT

         As of September 30, 1996, the principal shareholders, directors and officers of the Company beneficially owned approximately 38% of the Common Stock. Because of their stock ownership and positions with the Company, these persons are in a position to control the affairs of the Company. The foregoing does not include any shares of Common Stock with respect to which Kennedy Capital Management, an investment advisor, has discretionary authority with respect to voting and disposition.

SHARES ELIGIBLE FOR FUTURE SALE; OUTSTANDING WARRANTS AND OPTIONS

         The registration statement of which this Prospectus is a part covers the sale of 600,000 shares of Common Stock which currently are outstanding and an aggregate of 774,732 shares of Common Stock issuable upon the exercise of the Warrants, which shares are, or upon their issuance will be, "restricted shares" under the Securities Act. A separate registration statement covers the sale of an additional 642,320 restricted shares of Common Stock issued by the Company in the August Placement.

         At September 30, 1996, the Company had outstanding five year warrants to purchase up to 473,186 shares of Common Stock, at an exercise price of $3.17 per share, which were issued as part of the Units sold in the Company's July 1994 public offering (the "Public Warrants"). The Company also granted to certain underwriters in such public offering warrants (the "Underwriters' Warrants") to purchase up to 40,000 Units, at an exercise price of $7.35 per Unit, each Unit consisting of two shares of Common Stock and one Public Warrant. An aggregate of 127,318 shares of Common Stock are issuable upon exercise of the Underwriters' Warrants and the Public Warrants issuable as part of the Units underlying the Underwriters' Warrants. In addition, at September 30, 1996, the Company had outstanding, in addition to the Warrants, the following warrants, stock options and convertible securities: (a) warrants to purchase up to 189,061 shares of Common Stock, at an exercise price of $3.00 per share, issued as part of units sold in the 1993 private placement; (b) options to purchase up to 441,394 shares of Common Stock, at an exercise price of $2.25 per share, 64,232 shares of Common Stock, at an exercise price of $1.50 per share, and 10,000 shares of Common Stock, at an exercise price of $1.23 per share, issued to Sally pursuant to a stock option agreement entered into with Sally in connection with the distribution agreement described under "The Company"; (c) incentive stock options to purchase up to 489,000 shares of Common Stock, at exercise prices ranging from $2.00 to $3.30 per share, and nonqualified stock options to purchase up to 446,000 shares of Common Stock, at exercise prices ranging from $1.75 to $4.00 per share; and (d) $300,000 principal amount of Convertible Notes, which are convertible into 150,000 shares of Common Stock. Set forth below is a summary of the foregoing securities, including the Warrants:

                                                  SHARES ISSUABLE                EXERCISE                 EXPIRATION
               DESCRIPTION                         UPON EXERCISE                   PRICE                     DATE
               -----------                        ---------------                --------                 ----------
August Placement Warrants                                  44,732                  $1.95                  August 2000

October Placement Warrants                                600,000                  $3.75                September 1997

Unit Warrants                                              60,000                  $2.70                September 1998

October Placement Warrants
 included in the Unit Warrants                             60,000                  $3.75                September 1997

Consultant Warrants                                        10,000                  $2.60                   July 1999

Public Warrants                                           473,182                  $3.17                   July 1999

Underwriters' Warrants                                40,000 Units(1)              $7.35                   July 1999

1993 Placement Warrants                                   189,061                  $3.00                  August 1997

Sally Options                                             441,394                  $2.25                   May 2000

Sally Options                                              64,232                  $1.50                   May 2000

Sally Options                                              10,000                  $1.23                   May 2000

Incentive Stock Options                                   489,000               $2.00-$3.30                 Various

Nonqualified Stock Options                                446,000               $1.75-$4.00                 Various

Convertible Note Shares(2)                                150,000                  $2.00                September 1999
                                                        ---------

Total Shares Issuable                                   3,164,919
                                                        =========

------------------------
(1) Each Unit consists of two shares of Common Stock and one Public Warrant. An aggregate of 127,318 shares of Common Stock are issuable upon exercise of the Underwriters' Warrants and the Public Warrants issuable as part of the Units underlying the Underwriters' Warrants.

(2) The Company is continuing the private placement of the remaining $200,000 principal amount of Convertible Notes. If all of the Convertible Notes are issued, they will be convertible into an additional 100,000 shares of Common Stock.

         The exercise of the foregoing warrants and options, and the conversion of the Convertible Notes, may result in a dilution of the interests of then existing shareholders of the Company. In addition, the issuance of the shares of Common Stock issuable upon the exercise of the Public Warrants and the

Underwriters' Warrants, including the Public Warrants issuable as part of the Units underlying the Underwriters' Warrants, and upon the exercise of the warrants issued as part of the 1993 private placement (an aggregate of approximately 790,000 shares of Common Stock) has been registered by the Company under the Securities Act pursuant to currently effective registration statements. The Company intends to file a registration statement under the Securities Act with respect to the shares of Common Stock issuable pursuant to the stock options granted and to be granted under the Company's stock option plan. The Company also has granted certain registration rights with respect to
(a) the shares issuable upon the exercise of the options granted to Sally, (b) the 100,000 shares of Common Stock issuable to Watkins under the settlement agreement and (c) the shares of Common Stock issuable upon the conversion of the Convertible Notes. The availability for sale, as well as actual sales, of currently outstanding shares of Common Stock, and shares of Common Stock issuable upon the exercise of outstanding options and warrants, and the conversion of the Convertible Notes, may have a depressive effect upon the prevailing market price for the Common Stock and might adversely affect the terms upon which the Company may be able to obtain additional equity financing.

DIVIDENDS

         The Company has no present intention to pay any cash dividends in the foreseeable future. In addition, the Company's credit agreement with its lenders contains a covenant which prohibits the payment of dividends on the Common Stock.

OFFERING PROCEEDS

         The 600,000 currently outstanding shares of Common Stock being offered hereby, as well as the 774,732 shares of Common Stock issuable upon the exercise of the Warrants, are being offered by the Selling Shareholders. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.


                  SELLING SHAREHOLDERS AND PLAN OF DISTRIBUTION

         The 1,374,732 shares of Common Stock covered by this Prospectus are being offered for the account of the Selling Shareholders. The shares of Common Stock offered by the Selling Shareholders consist of 600,000 shares of Common Stock included in the units issued by the Company in the October Placement and 774,732 shares of Common Stock issuable by the Company upon the exercise of the Warrants. The shares of Common Stock included in this Prospectus that are issuable upon the exercise of the Warrants consist of: (a) 600,000 shares of Common Stock issuable at an exercise price of $3.75 per share at any time prior to September 30, 1997 upon the exercise of the October Placement Warrants included in the units issued in the October Placement; (b) 60,000 shares of Common Stock included in the units issuable upon the exercise of the Unit Warrants at an exercise price of $2.70 per unit at any time from September 25, 1996 to September 30, 1998; (c) 60,000 shares of Common Stock issuable at an exercise price of $3.75 per share at any time prior to September 30, 1997 upon the exercise of the October Placement Warrants included in the Unit Warrants;
(d) 44,732 shares of Common Stock issuable at an exercise price of $1.95 per share at any time from August 16, 1996 to August 14, 2000 upon the exercise of the August Placement Warrants; and (e) 10,000 shares of Common Stock issuable at an exercise price of $2.60 per share at any time until July 5, 1999 upon the exercise of the Consultant Warrants. The exercise prices of, and the number of shares subject to, the Warrants are subject to adjustment in certain circumstances. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

         The August Placement Warrants were issued as part of the commissions payable by the Company to placement agents in connection with the August Placement. The August Placement Warrants were issued to the Selling Shareholders as follows: Schneider Securities, Inc. ("Schneider")--32,348 warrants; Thomas W. Schneider--5,422 warrants; Siegfried P. Duray-Bito--904 warrants; Thomas J. O'Rourke--904 warrants; Roger P. May--904 warrants; Ben Lichtenberg--1,875 warrants; Michael Golden--1,875 warrants; and Steven Schwartz--500 warrants. In addition, the Company paid commissions of approximately $94,000 to Schneider and approximately $6,375 to First Colonial Securities Group Inc. in connection with the August Placement. The Unit Warrants were issued to Schneider as part of the commissions and finder's fees payable by the Company in connection with the October Placement. In addition, the Company paid commissions of approximately $66,000 to Schneider in connection with the October Placement. For further information regarding these private placements, see "Risk Factors - Liquidity; Recent Cash Flow Deficiencies". The Consultant Warrants were issued to Schneider in July 1995 as partial compensation for financial consulting services to be provided by Schneider under the terms of a consulting agreement, which continues in effect until July 1997. Under the terms of the consulting agreement, the Company also is required to pay Schneider the sum of $48,000, at the rate of $2,000 per month, for such consulting services. Schneider also received the sum of $56,000 in 1993 as commissions in connection with its services as placement agent in the 1993 private placement. Substantially all of the August Placement Warrants, all of the Unit Warrants and all of the Consultant Warrants issued to Schneider were subsequently transferred to employees or shareholders of Schneider.

         The shares of Common Stock offered hereby by the Selling Shareholders may be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors-in-interest of the Selling Shareholders. Such sales may be made on one or more exchanges (the Common Stock is listed on the Boston Stock Exchange, and the Company currently has no intention to list the Common Stock on any other exchange), in the over-the-counter market or otherwise, at prices and at terms then prevailing, at prices related to the then current market price or in negotiated transactions. The shares of Common Stock offered by the Selling Shareholders may be sold by any one or more of the following methods: (a) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (b) purchases by a broker or dealer as principal and resales by such broker or dealer for its account pursuant to this Prospectus; and (c) block trades or exchange distributions in accordance with the rules of such exchange. In addition, any such shares which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, and the compensation received by them may be deemed to be underwriting commissions or discounts.

         Upon the Company being notified by a Selling Shareholder that any material arrangement has been entered into with a broker or dealer for the sale of any shares covered by this Prospectus, a prospectus supplement, if required, will be distributed which will set forth the name of each such Selling Shareholder and of the participating brokers or dealers, the number of shares involved, the price at which such shares were sold and the commissions paid or discounts or concessions allowed to such brokers or dealers. In certain jurisdictions, the shares of Common Stock offered by the Selling Shareholders may be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

         Under the Exchange Act, any person engaged in a distribution of shares of Common Stock offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock during the applicable "cooling off" period prior to the commencement of such distribution. In addition, and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation

Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Common Stock by the Selling Shareholders. The Company will inform each Selling Shareholder in writing that he or she is subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company will inform Nasdaq, the Boston Stock Exchange and each of the Selling Shareholders when the distribution of shares in this offering is completed.

         On June 18, 1996, Third Century II, one of the Selling Shareholders, loaned the Company the sum of $150,000, with interest at the rate of 10% per annum, which loan the Company repaid in full on August 12, 1996. As additional incentive for making the loan, the Company issued to Third Century II 7,500 shares of Common Stock without additional consideration. On September 20, 1996, the Company sold $300,000 principal amount of Convertible Notes to Third Century
II. See "The Company - Recent Developments". Eric Nickerson, who is the general partner of Third Century II and of Z Fund, another of the Selling Shareholders, and who has discretionary authority with respect to the voting and disposition of the shares of Common Stock owned by such entities, was elected a director of the Company at the Company's Annual Meeting of Shareholders held on July 16, 1996.

         The following table sets forth certain information, as of September 30, 1996, with respect to each of the Selling Shareholders. Other than Eric Nickerson, a director of the Company and a general partner of two of the Selling Shareholders, none of the Selling Shareholders is an executive officer or director of the Company. Third Century II purchased 11,817 shares of Common Stock in a 1993 private placement, purchased 160,000 shares of Common Stock in the August Placement and acquired 22,222 shares of Common Stock upon the conversion of convertible promissory notes in 1995. Z Fund acquired 12,000 shares of Common Stock in the August Placement. Kennedy Capital Management, an investment advisor that has discretionary authority with respect to the voting and disposition of shares being sold by certain of the Selling Shareholders, also has acted as investment advisor on behalf of purchasers in previous offerings made by the Company and may be deemed to be the beneficial owner of the shares owned by such purchasers.

                                          BENEFICIAL OWNERSHIP                                    BENEFICIAL OWNERSHIP
                                          PRIOR TO OFFERING(1)                                     AFTER OFFERING (1)
                                          --------------------                                    --------------------
                                                                               NUMBER
                                           NUMBER           PERCENT           OF SHARES            NUMBER          PERCENT
NAME                                     OF SHARES          OF CLASS          TO BE SOLD          OF SHARES        OF CLASS
----                                     ---------          --------          ----------          ---------        --------
Siegfried P. Duray-Bito(2)........           5,547          *                      5,547                 --        --
Boston Safe Deposit Trust Co.
 FBO Fairfax County Public
 School(3)........................         256,000        4.84%                  256,000                 --        --
Michael Golden(4).................           1,875          *                      1,875                 --        --
Ben Lichtenberg(4)................           1,875          *                      1,875                 --        --
Marion Bradley Glass
 Trust(3).........................          60,000        1.16%                   60,000                 --        --
Marion Bradley Glass Via
 Part Trust(3)....................          60,000        1.16%                   60,000                 --        --
Roger P. May(5)...................           8,297          *                      5,547              2,750        *
Floyd E. Murray LLC(6)............          10,214          *                     10,214                 --        --
Newell Company(3).................         200,000        3.80%                  200,000                 --        --
Thomas J. O'Rourke(2).............           5,547          *                      5,547                 --        --
Pension Reserves Investment
 Management Board(3)..............         150,000        2.87%                  150,000                 --        --
Steven Schwartz(4)................             500          *                        500                 --        --
Thomas W. Schneider(7)............          43,279          *                     33,279             10,000        *
Schneider Securities, Inc.(8).....           1,696          *                      1,696                 --        --

                                          BENEFICIAL OWNERSHIP                                    BENEFICIAL OWNERSHIP
                                          PRIOR TO OFFERING(1)                                     AFTER OFFERING (1)
                                          --------------------                                    --------------------
                                                                               NUMBER
                                           NUMBER           PERCENT           OF SHARES            NUMBER          PERCENT
NAME                                     OF SHARES          OF CLASS          TO BE SOLD          OF SHARES        OF CLASS
----                                     ---------          --------          ----------          ---------        --------

State Street Bank & Trust
 Co. FBO Montgomery
 County Employee
 Retirement System(3).............         274,000        5.18%                  274,000                 --        --
Third Century II(9)...............         539,817        9.99%                  176,000            363,817      6.84%
Marty L. Williams(10).............         114,652        2.18%                  108,652              6,000        *
Z Fund(9).........................          36,000          *                     24,000             12,000        *

----------------------
*     Indicates ownership of less than one percent.

(1) Based on an aggregate of 5,156,255 shares of Common Stock outstanding and, with respect to particular persons, shares underlying options and warrants currently exercisable or exercisable within 60 days. Information set forth under the heading "Beneficial ownership prior to offering" assumes that all of the Warrants have been exercised, including any such Warrants that are not currently exercisable or are not exercisable within 60 days. Information set forth under the heading "Beneficial ownership after offering" assumes that all shares registered hereby on behalf of the Selling Shareholders are sold by the Selling Shareholders, including all of the shares issuable upon the exercise of the Warrants. Except as otherwise indicated in the table and the footnotes thereto, no effect has been given to shares issuable upon the exercise of outstanding options or warrants.

(2) For each of Mr. Duray-Bito and Mr. O'Rourke, consists of (i) 904 shares issuable upon the exercise of the August Placement Warrants, (ii) 4,286 shares issuable upon the exercise of the Unit Warrants (including an aggregate of 2,143 shares issuable upon the exercise of the October Placement Warrants included in the Unit Warrants) and (iii) 357 shares issuable upon the exercise of the Consultant Warrants. Mr. Duray-Bito is the Chief Financial Officer of Schneider, and Mr. O'Rourke is the President of Schneider.

(3) Includes 128,000 shares, 30,000 shares, 30,000 shares, 100,000 shares,
    75,000 shares and 137,000 shares which may be acquired by Boston Safe Deposit Trust Co. FBO Fairfax County Public School, Marian Bradley Glass Trust, Marion Bradley Glass Via Part Trust, Newell Company, Pension Reserves Investment Management Board and State Street Bank & Trust Co. FBO Montgomery County Employee Retirement System, as the case may be, upon the exercise of the October Placement Warrants. Kennedy Capital Management, Inc., a registered investment advisor, has full discretionary authority with respect to the voting and disposition of the shares of Common Stock owned by each of the foregoing persons and may be deemed the beneficial owner of the shares owned by such entities.

(4) Consists of shares issuable upon the exercise of the August Placement Warrants. Messrs. Golden, Lichtenberg and Schwartz are employees of First Colonial Securities Group, Inc.

(5) Includes (i) 904 shares issuable upon the exercise of the August Placement Warrants, (ii) 4,286 shares issuable upon the exercise of the Unit Warrants (including an aggregate of 2,143 shares issuable upon the exercise of the October Placement Warrants included in the Unit Warrants) and (iii) 357 shares issuable upon the exercise of the Consultant Warrants. Also includes 750 shares and warrants to purchase 1,500 shares owned by Mr. May as custodian for Sarah E. May under the Uniform Gift to Minors Act and 500 shares owned by Mr. May in his IRA account, all of which were purchased in the open market. Mr. May is an employee of Schneider.

(6) Includes 9,428 shares issuable upon the exercise of the Unit Warrants (including an aggregate of 4,714 shares issuable upon the exercise of the October Placement Warrants included in the Unit Warrants) and 786 shares issuable upon the exercise of the Consultant Warrants. Floyd E. Murray LLC is a shareholder of Schneider.

(7) Includes (i) 5,422 shares issuable upon the exercise of the August Placement Warrants, (ii) 25,714 shares issuable upon the exercise of the Unit Warrants (including an aggregate of 12,857 shares issuable upon the exercise of the October Placement Warrants included in the Unit Warrants), (iii) 2,143 shares issuable upon the exercise of the Consultant Warrants, (iv) 5,000 shares issuable upon the exercise of warrants purchased by Mr. Schneider in the open market and (v) 5,000 shares owned by Mr. Schneider's wife. Mr. Schneider is the Chief Executive Officer of Schneider.

(8) Consists of shares issuable upon the exercise of the August Placement Warrants.

(9) Includes 88,000 shares and 12,000 shares which may be acquired by Third Century II and Z Fund, respectively, upon the exercise of the October Placement Warrants. For Third Century II, also includes 11,817 shares which may be acquired upon the exercise of warrants issued in the 1993 private placement and 150,000 shares issuable upon the conversion of the Convertible Notes. Does not include 8,000 shares of Common Stock owned by Eric Nickerson, who has discretionary authority with respect to the voting and disposition of the shares of Common Stock owned by Third Century II and Z Fund. Mr. Nickerson, a director of the Company, may be deemed the beneficial owner of the shares owned by such entities.

(10) Includes (i) 30,652 shares issuable upon the exercise of the August Placement Warrants, (ii) 72,000 shares issuable upon the exercise of the Unit Warrants (including an aggregate of 36,000 shares issuable upon the exercise of the October Placement Warrants included in the Unit Warrants),
      (iii) 6,000 shares issuable upon the exercise of the Consultant Warrants and (iv) 6,000 shares issuable upon the exercise of warrants purchased by Mr. Williams in the open market. Mr. Williams is an employee of Schneider.

                                 INDEMNIFICATION

        The Company's Articles of Incorporation contain provisions limiting the personal liability of directors to the Company and its shareholders, and the Company's Bylaws contain provisions indemnifying directors, officers, employees and agents of the Company for actions, in their capacity as such, to the fullest extent permitted by law. The Company also has entered into indemnification agreements with its directors and executive officers. Each of the foregoing may include indemnification for liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

        Certain matters with respect to the validity of the issuance of the Common Stock offered hereby are being passed upon for the Company by William B. Barnett, Esq., Sherman Oaks, California.

                                     EXPERTS

        The consolidated financial statements of Cosmetic Group U.S.A., Inc. incorporated by reference from the Company's Annual Report (Form 10-KSB) for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

===============================================================================
NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES COVERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, IN ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               -------------------
                                TABLE OF CONTENTS

                                         PAGE

Available Information..................    2
Incorporation of Certain Documents
  by Reference.........................    2
The Company............................    3
Risk Factors...........................    5
Selling Shareholders and
  Plan of Distribution.................   10
Indemnification........................   14
Legal Matters..........................   14
Experts................................   14

==============================================================================


==============================================================================
                                 COSMETIC GROUP
                                  U.S.A., INC.





                                1,374,732 SHARES


                                  COMMON STOCK



                                   PROSPECTUS



                                     ,1996

===============================================================================

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses payable by the registrant in connection with the filing of this Registration Statement on Form S-3:


         Securities and Exchange Commission registration fee...........................  $1,362.88
         Blue Sky fees and expenses (including legal fees).............................   4,000.00
         Printing costs................................................................   1,500.00
         Legal fees and expenses.......................................................  15,000.00
         Accounting fees and expenses..................................................   7,000.00
         Miscellaneous expenses........................................................   1,500.00
                                                                                        ----------
                  Total................................................................ $30,362.88
                                                                                        ==========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Section 317 of the California General Corporation Law (the "CGCL"), the registrant is in certain circumstances permitted to indemnify its directors and officers against certain expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with threatened, pending or completed civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the registrant), in which such persons were or are parties, or are threatened to be made parties, by reason of the fact that they were or are directors or officers of the registrant, if such persons acted in good faith and in a manner they reasonably believed to be in the best interests of the registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, the registrant is in certain circumstances permitted to indemnify its directors and officers against certain expenses incurred in connection with the defense or settlement of a threatened, pending or completed action by or in the right of the registrant, and against amounts paid in settlement of any such action, if such persons acted in good faith and in a manner they believed to be in the best interests of the registrant and its shareholders, provided that the specified court approval is obtained.

         As permitted by Section 317 of the CGCL, the Articles of Incorporation and By-Laws of the registrant provide that the registrant is authorized to provide indemnification for its directors and officers for breach of their duty to the registrant and its shareholders through bylaw provisions or through agreements with the directors and officers, or both, in excess of the indemnification otherwise permitted by Section 317 of the CGCL. The registrant's Bylaws provide for indemnification of its directors and officers to the maximum extent permitted by Section 317 of the CGCL. In addition, agreements entered into by the registrant with its directors and its executive officers require the registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts reasonably incurred in connection with any proceeding to which any such person may be made a party by reason of the fact that such person was an agent of the registrant or by reason of any action or inaction on the part of such person while serving as an agent of the registrant (including judgments, fines and settlements in or of a derivative action, unless indemnification is otherwise prohibited by law), provided such person acted in good faith and in a manner he reasonably believed to be in the best interests of the registrant and, in the case of a criminal proceeding, had no reason to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

         The Articles of Incorporation of the registrant provide that the personal liability of the directors of the registrant for monetary damages shall be eliminated to the fullest extent permissible under California law. Under
Section 204(a)(10) of the CGCL, the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of the director's duty to the corporation may be eliminated, except for the liability of a director resulting from (i) acts or omissions involving intentional misconduct or the absence of good faith, (ii) any transaction from which a director derived an improper personal benefit, (iii) acts or omissions showing a reckless disregard for the director's duty, (iv) acts or omissions constituting an unexcused pattern of inattention to the director's duty, or (v) the making of an illegal distribution to shareholders or an illegal loan or guaranty.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)      EXHIBITS

          4.1 Form of certificate representing shares of the registrant's Common Stock.(1)
          5.1     Opinion of William B. Barnett, Esq.(2)
         23.1     Consent of Ernst & Young LLP (set forth on Page II-4).
         23.2     Consent of William B. Barnett, Esq. (included in Exhibit 5.1).
         24.1     Powers of Attorney.(2)
         99.1 10% Subordinated Convertible Note, dated June 18, 1996, issued by the registrant in favor of Third Century II.(2)

----------
(1) Incorporated by reference to the registrant's Registration Statement on Form SB-2 (No. 33-78936) filed May 13, 1994 and amended on June 23, 1994, July 12, 1994 and July 14, 1994.

(2)      Previously filed.

ITEM 17.  UNDERTAKINGS

A.       The undersigned registrant hereby undertakes that it will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (iii) Include any additional or changed material information on the plan of distribution.

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the registrant under the Securities Exchange Act of 1934.

         (2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                                                    Exhibit 23.1

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" in Amendment No. 3 to Registration Statement (Form S-3, No. 333-06277) and related
Prospectus of Cosmetic Group U.S.A., Inc. for the registration of 1,374,732 shares of its common stock and to the incorporation by reference therein of our report dated March 8, 1996 with respect to the consolidated financial statements of Cosmetic Group U.S.A., Inc. incorporated by reference in its Annual Report (Form 10-KSB) for the year ended December 31, 1995, filed with the Securities and Exchange Commission.


                                                              ERNST & YOUNG LLP


Los Angeles, California
October 30, 1996

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sun Valley, State of California, on October 30, 1996.


                                    COSMETIC GROUP U.S.A., INC.

                                    By:       /s/ Alfred E. Booth, Jr.
                                        ----------------------------------------
                                                  Alfred E. Booth, Jr.,
                                                 Chairman of the Board,
                                          President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


         NAME                                        TITLE                                              DATE
         ----                                        -----                                              ----
     /s/ Alfred E. Booth, Jr.               Chairman of the Board, President                       October 30, 1996
------------------------------------        and Chief Executive Officer
         Alfred E. Booth, Jr.


         Frank X. McGarvey*                 Executive Vice President, Secretary                    October 30, 1996
------------------------------------        and Director
         Frank X. McGarvey


         Jennifer Eggers*                   Chief Financial Officer, Chief Accounting              October 30, 1996
------------------------------------        Officer and Assistant Secretary
         Jennifer Eggers


     /s/ Judith E. Zegarelli                Senior Vice President and Director                     October 30, 1996
------------------------------------
         Judith E. Zegarelli


     /s/ William B. Barnett                 Director                                               October 30, 1996
------------------------------------
         William B. Barnett


         Jack Brehm*                        Director                                               October 30, 1996
------------------------------------
         Jack Brehm


                                            Director                                               October   , 1996
------------------------------------
         Eric Nickerson


*By: /s/ Alfred E. Booth, Jr.
------------------------------------
         Alfred E. Booth, Jr.
         Attorney-in-Fact